Exhibit 99.1

(1)
The shares of Common Stock are directly held by JCP III SM AIV, L.P. (“JCP III AIV”) and indirectly held by Juggernaut Partners III GP, L.P. (“JCP III GP”), the sole general partner of JCP III AIV, Juggernaut Partners III GP, Ltd. (“JCP III GP Ltd”), the sole general partner of JCP III GP, and John Shulman, the sole director of JCP III GP Ltd (JCP III GP, JCP III GP Ltd and Mr. Shulman, together the “Indirect Reporting Persons”).  Mr. Shulman is also a Director of Petros Pharmaceuticals.  Each of the Indirect Reporting Persons disclaim beneficial ownership within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, or otherwise of such portion of the JCP III AIV Common Stock in which the Indirect Reporting Persons have no pecuniary interest.
The address of each of Mr. Shulman, JCP III AIV, JCP III GP and JCP III GP Ltd is 5301 Wisconsin Avenue, NW, Suite 570, Washington, DC 20015.